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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                               ---------------


                                SCHEDULE 13G
                               (Rule 13d-102)




           Information Statement Pursuant to Rules 13d-1 and 13d-2
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)





                               Gadzooks, Inc.
             --------------------------------------------------
                              (Name of Issuer)


                        Common Stock, $.01 Par Value
             --------------------------------------------------
                       (Title of Class of Securities)


                                  36255310
             --------------------------------------------------
                               (CUSIP Number)


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CUSIP No.  36255310
          ---------


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(1)  Names of Reporting Persons                     Phillips-Smith Specialty
                                                     Retail Group II, L.P.
     S.S. or I.R.S. Identification
     Nos. of Above Persons
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 (2)   Check the Appropriate Box if a member of a Group     (a)  _______________
       (See Instructions)                                   (b)  _______________
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 (3)   SEC Use Only
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 (4)   Citizenship or Place of Organization                 Texas
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 Number of Shares          (5)   Sole Voting Power                   -0-
 Beneficially Owned by     (6)   Shared Voting Power                 -0-
 Each Reporting Person     (7)   Sole Dispositive Power              -0-
 With                      (8)   Shared Dispositive                  -0-
                                 Power
--------------------------------------------------------------------------------
 (9)   Aggregate Amount Beneficially Owned by Each                   -0-
       Reporting Person
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 (10)  Check box if the Aggregate Amount in Row 9
       Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
 (11)  Percent of Class Represented by Amount in Row 9                0
--------------------------------------------------------------------------------
 (12)  Type of Reporting Person                                      PN
       (See Instructions)
--------------------------------------------------------------------------------





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Item 1(a)     Name of Issuer.

              Gadzooks, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:

              4801 Spring Valley Road, Suite 108B
              Dallas, Texas  75244

Item 2(a)     Name of Person Filing.

              Phillips-Smith Specialty Retail Group II, L.P.

Item 2(b)     Address of Principal Business Office, or, if none,
              Residence.

              5080 Spectrum Drive, Suite 700 West, Dallas, Texas  75248

Item 2(c)     Citizenship or Place of Organization.

              Texas

Item 2(d)     Title of Class of Securities.

              Common Stock

Item 2(e)     CUSIP Number.

              36255310

Item 3        Reporting Person.

              Inapplicable

Item 4        Ownership.

              See Items 5 through 11 on page 2

Item 5        Ownership of Five Percent or Less of a Class.

              Inapplicable





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Item 6        Ownership of More than Five Percent on Behalf of
              Another Person

              Inapplicable

Item 7        Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on by the Parent Holding Company.

              Inapplicable

Item 8        Identification and Classification of Members of the
              Group.

              Inapplicable

Item 9        Notice of Dissolution of Group.

              Inapplicable

Item 10       Certification.

              Inapplicable

                                   SIGNATURE

                     After reasonable inquiry and to the best of my knowledge
              and belief, I certify that the information set forth in this statement is true, complete and correct.


              Date:  February 7, 1997

              PHILLIPS-SMITH SPECIALTY RETAIL GROUP II, L.P.

              By:    Phillips-Smith Management Company, L.P.,
                     General Partner


              By:    /s/ G. Michael Machens
                     ------------------------------------
              Name:  G. Michael Machens
              Title: General Partner





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